Exhibit 99.(a)(4)

The Board of Directors
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193

1 November 2004

For the attention of: Mr Nick Holland

Dear Sirs

HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”) — PURPORTED OFFER TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF GOLD FIELDS LIMITED (“GOLD FIELDS”)

On Monday, 18 October 2004, Harmony Gold Mining Company Limited (“Harmony”) announced its intention to make an offer to acquire the entire issued share capital of Gold Fields, subject to the fulfilment of certain conditions precedent, (the “Offer”). Under the Offer, Harmony intends to acquire:

—	all of the issued ordinary shares in Gold Fields (“Gold Fields shares”) for a consideration of 1.275 new ordinary shares in Harmony for every Gold Fields share in respect of which the Offer is accepted (the “Share Exchange Ratio”); and

—	all of the American Depository Shares (“ADS”), each of which represents one Gold Fields share, for a consideration of 1.275 new Harmony shares for each ADS in respect of which the Offer is accepted (the “ADS Exchange Ratio” and, together with the Share Exchange Ratio, the “Offer Consideration”).

Please be advised that while certain provisions of the Offer are summarised above, the terms of the Offer are more fully described in the document published by Harmony on 20 October 2004 (the “Offer Document”). As a result, the description of the Offer and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Document.

JPMorgan plc (“JPMorgan”) has been appointed by the board of directors of Gold Fields (“the Board”) as joint financial advisors with Goldman Sachs International (“GSI “) to advise on the Offer as to how it affects all holders of Gold Fields shares, including, specifically, minority shareholders of such shares.

Our opinion is necessarily based on public information in respect of Gold Fields and Harmony, information made available to us by, and discussions held with, the management of Gold Fields and its legal advisors up to 26 October 2004, advice received from our own legal advisors up to 26 October 2004, and the regulatory, market and other conditions in effect in the Republic of South Africa (“South Africa”) on that date. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion.

JPMorgan has also had regard to the following:

In respect of Gold Fields:

—	publicly available information in respect of Gold Fields including Gold Fields’ stated net debt at 30 June 2004 and the fully diluted number of Gold Fields shares in issue as at 22 October 2004;

—	information provided to us by, and discussions held with, management of Gold Fields, including forecast cash flows and life of mine plans; and

—	discussions held with the legal advisors to Gold Fields who are of the view that having regard, inter alia, to the provisions of the Companies Act, (Act 61 of 1973), as amended, the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer is unlawful.

—	We have valued Gold Fields:

—	on a discounted cash flow basis; and

—	using other valuation techniques including an analysis of:

—	independent broker reports;

—	comparable trading multiples; and

—	the share price performance of Gold Fields’ shares on the JSE Securities Exchange South Africa (“JSE”).

In respect of Harmony:

—	publicly available information in respect of Harmony, including:

—	the Competent Persons’ report prepared by Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”) and the report on significant changes to the operations of Harmony prepared by SRK both of which were included in the Offer Document;

—	the annual financial statements of Harmony for the year ended 30 June 2004;

—	Harmony’s stated net debt at 30 June 2004; and

—	the fully diluted number of Harmony shares in issue.

—	We have valued Harmony:

—	on a discounted cash flow basis; and

—	using other valuation techniques including an analysis of:

—	independent broker reports;

—	comparable trading multiples; and

—	the share price performance of Harmony’s shares on the JSE.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on our consideration of the public information available on Gold Fields as at 26 October 2004, information supplied and discussions held with management of Gold Fields prior to 26 October 2004 and public information available on Harmony as at 26 October 2004.

In particular, it should be noted that JPMorgan has based its valuation on an assumed gold price of R85 000/kg in real terms. Our valuation, and therefore our opinion, is sensitive to changes in the Rand gold price. Our opinion furthermore is also based on advice from our legal advisors to the effect that having regard, inter alia, to the provisions of the Companies Act, (Act 61 of 1973), as amended, the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer should not be able to be implemented in accordance with its terms.

In regard to the above and in giving our opinion, JPMorgan has assumed and relied upon, without independent verification, the accuracy and completeness of all the information that was publicly available or which was furnished to us, or otherwise reviewed by us for the purpose of this opinion, whether in writing or obtained following discussions with management of Gold Fields. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us, accordingly, we have not assumed and do not assume any responsibility or liability therefore. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Gold Fields, to which such analyses or forecasts relate. We have prepared this opinion solely from the information described above and on the basis that there is no additional information that has not been disclosed or furnished to us by Gold Fields or is not in the public domain in respect of Harmony and that could reasonably be expected to either have a material or significant effect on, or be relevant to, our opinion.

Our opinion is necessarily based on economic, market and other conditions as in effect on, the information made available to us as of, and the legal advice received by Gold Fields and by us as at, 26 October 2004. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Offer Consideration and the reasonableness of the Offer, to the shareholders of Gold Fields and we express no opinion as to the underlying decision by the Board to make any recommendation in respect of the Offer to the shareholders of Gold Fields. In particular, we are not expressing any view or opinion, expressly or implicitly, as to the potential future value of Harmony shares. In addition, we have not carried out any due diligence investigations in respect of Harmony.

On the basis of and subject to the aforegoing, it is our opinion, as of the date hereof that the Offer Consideration, does not represent fair value, from a financial point of view, for the shareholders of Gold Fields nor can the Offer be said to be reasonable.

JPMorgan and its Affiliates (collectively, “JPMorgan”) comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. As such JPMorgan may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans in Gold Fields.

We have acted as joint financial advisors with GSI to the Company with respect to the Offer and will receive a fee from the Company for our services. We have also acted as co-financial advisors to the company in respect of the proposed transaction entered into between Gold Fields and IAMGold Corporation Inc.

This letter has been provided to the Board in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for shareholders of Gold Fields with our permission but it is not for the benefit of and shall not confer rights or remedies upon, any employee, shareholder or creditor of Gold Fields, or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Yours faithfully

/s/ Dag Skattum
JPMorgan plc
Name: Dag Skattum
Title: Managing Director